DLA Piper LLP (US)
4365 Executive Drive, Suite 1100 San Diego, California 92121-2133
www.dlapiper.com
Larry W. Nishnick
larry.nishnick@dlapiper.com
T 858.677.1414
F 858.638.5014

November 7, 2014

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	Neothetics, Inc.
Registration Statement on Form S-1 (File No. 333-199449) Submitted October 17, 2014 CIK No. 0001618835

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated November 6, 2014, to George W. Mahaffey, President and Chief Executive Officer of Neothetics, Inc. (the “Company”) regarding the Registration Statement on Form S-1 submitted on October 17, 2014 (the “Registration Statement”). The Company intends to publicly file under separate cover the Amendment No. 1 to Registration Statement (the “Amendment No. 1”) in response to the Staff’s additional comments. Please note that the Amendment No. 1 will also contain other updates to the Company’s disclosures.

This letter sets forth the comments of the Staff in the comment letter and, following the comment, sets forth the Company’s response. After Amendment No. 1 is filed, we will send under separate cover a copy of the Amendment No. 1, together with a copy that is marked to show the changes from the initial filing.

Use of Proceeds, page 60

1.	We note your response to our prior comment 6 and revised disclosure on page 60. Please disclose the portion of proceeds you intend to allocate to each trial separately or advise us why you are unable to provide this estimate.

RESPONSE: In response to the Staff’s comment, the Company will revise its disclosure on page 60 of the Registration Statement to disclose the portion of proceeds allocated to each trial separately. The proposed revised disclosure on page 60 of the Registration Statement is attached to this letter as Schedule 1.

2.	We note your response to our prior comment 7. You should disclose in this section that you currently expect the application of funds from this offering to enable you to complete each of your planned Phase 3 clinical trials.

United States Securities and Exchange Commission

November 7, 2014

Page Two

RESPONSE: In response to the Staff’s comment, the Company will revise its disclosure on page 60 of the Registration Statement to include a statement that the Company currently expects that the net proceeds from the offering will enable it to complete each of the planned Phase 3 clinical trials. The proposed revised disclosure on page 60 of the Registration Statement is attached to this letter as Schedule 2.

Business

Company Overview, page 84

3.	On page 84, you disclose that your Phase 2 data suggests that the efficacy results you observed persisted for at least 3 months post-treatment. We further note that the Phase 2 RESET trial involved a treatment period of 8 weeks. Please disclose the data indicating that the results lasted for at least 3 months post-treatment. In your revised disclosure, you should explain how you measured the durability of these results. Please also disclose if any follow-up with patients was conducted beyond the 3-month period and, if so, the results observed beyond 3 months.

RESPONSE: In response to the Staff’s comment, the Company will revise its disclosure on page 84 of the Registration Statement to provide additional information regarding data supporting the results of the Company’s treatment lasting for at least three months post-treatment and the Company’s measurement of the durability of treatment effect. The Company will also revise the disclosure on page 1 of the Registration Statement to delete the reference to benefits persisting for a minimum of three months post-treatment from the prospectus summary. The proposed revised disclosure on page 84 of the Registration Statement is attached to this letter as Schedule 3.

While the Company did not assess the durability of treatment effect in our RESET study, the Company did evaluate durability as part of two three-month extension studies as part of our LIPO-102-CL-04 and LIPO-102-CL-09 Phase 2 studies. Each of these Phase 2 studies were conducted prior to the RESET trial and included three month, non-drug extension studies pursuant to which subjects were enrolled at the completion of a treatment period of eight weeks. Baseline assessments were taken by the Company one week after the last drug or placebo injections and two additional assessments were taken by the Company in six week intervals providing for additional assessments at six and twelve weeks post-treatment. As measured by 3-D digital imaging, the observed mean reductions in treatment area circumference and volume compared to placebo in the LIPO-102-CL-04 study and the increased percentage of responders with > 100 cc volume reduction compared to placebo in the LIPO-102-CL-09 study persisted for

United States Securities and Exchange Commission

November 7, 2014

Page Three

at least three months post-treatment thereby suggesting that the reduction in central abdominal bulging due to subcutaneous fat in non-obese patients produced by our injectable formulation of salmeterol xinafoate continues for at least three months post-treatment.

The Company did not measure the durability of treatment effect or otherwise conduct any follow-up with patients beyond the three-month period in any of its prior Phase 1 or Phase 2 studies. In response to the Staff’s comment, the Company intends to add on page 84 of the Registration Statement the additional disclosure set forth in Schedule 3.

Clinical Endpoint Tool Development, page 92

4.	We note that the clinician photonumeric scale (CPnS) used in your trials is a six-point scale (0-5). Please advise us whether a scale with six grades is typical of the scales utilized by the FDA to measure aesthetic performance or if the FDA’s Division of Dermatologic and Dental Products has applied a different scale, with more or less than six grades, in connection with its definition of treatment responders. We may have additional comments based on your response.

RESPONSE: In response to the Staff’s comment, the Company will revise its disclosure on page 92 of the Registration Statement to provide further clarity regarding the Company’s adoption of a six-point clinician photonumeric scale, or CPnS. The proposed revised disclosure is attached to this letter as Schedule 4.

The Company’s understanding is that the FDA’s Division of Dermatologic and Dental Products, or the DDDP, typically recommends a static evaluation of overall disease severity on an ordinal scale with approximately five severity grades. The Company received similar guidance directly from the DDDP during a meeting held between the Company and the DDDP pursuant to which the FDA provided a recommendation that the rating scales be a static evaluation of overall disease severity and to accomplish this, the global assessment scale should be an ordinal scale with approximately five severity grades pursuant to which each grade should be defined by a distinct and clinically relevant morphologic description that minimizes interobserver variability.

While the Company is aware that other recent drug candidates are using five-point scales in clinical trials, other recent aesthetic products have been approved by the DDDP using clinician rating scales ranging from four to six severity grades For example, Botox Cosmetic (onabotulinumtoxinA) utilized a four-point scale and Veltin (clindamycin phosphate and tretinoin) utilized a six-point scale in clinical studies.

United States Securities and Exchange Commission

November 7, 2014

Page Four

The Company developed the six-point CPnS scale in connection with its definition of treatment responders according to an iterative process as described in FDA’s Patient-Reported Outcomes Guidance document. The Company’s development of the photonumeric scales started with five-point male and female versions. However, in the validation of these photonumeric scales with Board-certified cosmetic dermatologists and plastic surgeons, item response theory analysis, or statistical analysis, suggested slight modifications to the individual photos and the addition of another photo would provide a wider range of options to improve and facilitate discrimination between photos. Based on these modifications and the additional photo, the six-point scale produced a stronger inter-rater agreement resulting in greater reliability than a five-photonumeric scale. Therefore, the Company determined that the six-point CPnS would be a more reliable measure to identify treatment responders to LIPO-202.

Phase 2 Clinical Trial: RESET, page 94

5.	In addition to laser-guided manual tape, please advise us whether you employed any other objective measures of fat reduction in your RESET trial, such as magnetic resonance imaging. We may have additional comments based on your response.

RESPONSE: In response to the Staff’s comment, the Company will revise its disclosure on page 98 of the Registration Statement to provide a further description of the objective measures of fat reduction used in the Company’s RESET trial, such as magnetic resonance imaging, or MRI. The proposed revised disclosure is attached to this letter as Schedule 5.

The Company evaluated a variety of physical measures in the RESET trial, including skin-fold thickness calipers, laser-guided manual tape measure and MRI. As previously provided to the Commission as part of the Company’s response to prior comment 10, the FDA recommends that a physical, or objective, measure be incorporated as an endpoint to confirm what is observed by patients and clinicians in addition to a composite of patient assessment and clinician rating as a primary endpoint for aesthetic outcomes. Therefore, when developing its primary and secondary endpoints, the Company established a composite of the P-GAPS and CPnS methods as primary endpoints and evaluated a variety of physical or quantitative measures in a clinical trial setting as potential secondary objective endpoints, including skin-fold thickness calipers, manual tape measure, laser-guided manual tape measure, 2-D ultrasound, three-dimensional digital photographic imaging and MRI.

The Company conducted Study VAL-CL-13 to provide an initial assessment of MRI as a potential secondary physical measure of efficacy in future trials, as well as to assess it in comparison to 3-

United States Securities and Exchange Commission

November 7, 2014

Page Five

D digital imaging and laser-guided manual tape measure. This single center, single day study showed that MRI could measure the desired abdominal circumferences and volumes, although it was less precise than the laser-guided tape measure procedure even in this highly controlled setting. Study VAL-CL-13 did not address the suitability of MRI as a measure of change over time in a multi-center clinical trial setting. Instead, the Company assessed MRI as a measure of change over time in a multi-center clinical trial setting as part of the RESET trial. In the RESET trial, MRI was assessed in 226 of the 513 patients enrolled at 16 clinical sites. Despite rigorous standardization of all procedures and protocols, the Company found MRI to be highly variable as a measure of change in abdominal volumes and circumferences in the treatment area due to both identified and unidentified sources of variability. Furthermore, the measured changes from baseline to End-of-Study in abdominal volumes and circumferences were not different from zero, or no change, in any treatment group, suggesting that abdominal MRI lacks the sensitivity to detect change in a multi-center clinical trial setting. Moreover, the lack of observed changes with MRI was at odds with reductions in central abdominal bulging demonstrated using the patient assessment and clinician ratings and all of the other physical measurement tools deployed in the same study. Skin-pinch calipers as a means of estimating change in the thickness of abdominal subcutaneous fat at a consistent location within the treatment area was found to be directionally consistent with all other endpoints except MRI, less variable than MRI, but more variable than the laser-guided tape measure in RESET. Therefore, based on extensive evaluation of these methods for measuring secondary endpoints, the Company continues to believe that the standardized laser-guided tape measure procedure is precise, reproducible and is the most suitable and appropriate measure to assess the efficacy of LIPO-202 in Phase 3 trials as a secondary quantitative endpoint.

United States Securities and Exchange Commission

November 7, 2014

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We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (858) 677-1414 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Larry W. Nishnick

Larry W. Nishnick

Partner

cc: Via E-mail

Securities and Exchange Commission:

Daniel Greenspan

Austin Stephenson

Christine Torney

Jim Rosenberg

Neothetics, Inc.:

George Mahaffey

Susan Knudsen

DLA Piper LLP (US):

Michael Kagnoff

Latham & Watkins:

Cheston Larson

Michael Sullivan

WEST\251934666.2

SCHEDULE 1

To replace the 3rd full paragraph:

“We currently expect to use approximately $37.5 million of the net proceeds from this offering to conduct and advance our U.S. Phase 3 clinical trials to support the registration of LIPO-202 for the reduction of central abdominal bulging due to subcutaneous fat in non-obese patients and other supplemental studies of LIPO-202 as follows:

•	approximately $0.8 million to fund our LIPO-202-CL-12 clinical trial to support registration;

•	approximately $11.0 million to fund our LIPO-202-CL-18 clinical pivotal trial;

•	approximately $11.0 million to fund our LIPO-202-CL-19 clinical pivotal trial;

•	approximately $3.6 million to fund our LIPO-202-CL-21 clinical trial to support registration;

•	approximately $5.6 million to fund our LIPO-202-CL-22 clinical trial to support registration;

•	approximately $4.0 million to fund our LIPO-202-CL-23 clinical trial to support registration;

•	approximately $1.0 million to fund our LIPO-202-CL-25 clinical supplemental trial; and

•	approximately $0.5 million to fund our LIPO-202-CL-26 clinical supplemental trial.”

SCHEDULE 2

To be added as the first sentence of the 4th full paragraph:

“We currently expect that the net proceeds from this offering will enable us to complete each of our planned Phase 3 clinical trials.”

SCHEDULE 3

To replace last sentence of 2nd full paragraph:

“In addition, Phase 2 data from two of our early stage Phase 2 studies, LIPO-102-CL-04 and LIPO-102-CL-09, suggests that the reduction in central abdominal bulging due to subcutaneous fat in non-obese patients produced by our injectable formulation of salmeterol xinafoate persists for at least three months post-treatment. We did not measure the durability of treatment effect or otherwise conduct any follow-up with patients beyond the three-month period in any of its prior Phase 1 or Phase 2 studies.”

SCHEDULE 4

To replace pendulant sentence of 1st full paragraph under the section titled, “Clinical Endpoint Tool Development”:

“~~Our assessment and rating tools are similar to those used forother approved aesthetic drug products.~~ The FDA’s Division of Dermatologic and Dental Products typically recommends a static evaluation of overall diseases severity on an ordinal scale with approximately five severity grants. In a meeting with the FDA’s Division of Dermatologic and Dental Products, the Company received a recommendation from the FDA that the rating scales be a static evaluation of overall disease severity and to accomplish this, the global assessment scale should be an ordinal scale with approximately five severity grades pursuant to which each grade should be defined by a distinct and clinically relevant morphologic description that minimizes interobserver variability. We selected a five-point ordinal scale for the patient self-assessment. We then developed a six-point clinician photonumeric scale, or CPnS scale, in connection with its definition of treatment responders according to an iterative process as described in the “FDA’s Patient-Reported Outcomes Guidance” document. Our development of the photonumeric scales for clinicians started with five-point male and female versions. However, in the validation of these photonumeric scales with Board-certified cosmetic dermatologists and plastic surgeons, item response theory analysis, or statistical analysis, suggested slight modifications to the individual photos and the addition of another photo would provide a wider range of options to improve and facilitate discrimination between photos. Based on these modifications and the additional photo, the six-point scale produced a stronger inter-rater agreement resulting in greater reliability than a five-photonumeric scale. Therefore, we determined that the six-point CPnS would be a more reliable measure to identify treatment responders to LIPO-202.”

SCHEDULE 5

To be added as the first full sentence on page 98:

“We conducted Study VAL-CL-13 to provide an initial assessment of MRI as a potential secondary physical measure of efficacy in future trials, as well as to assess it in comparison to 3-D digital imaging and laser-guided manual tape measure. This single center, single day study showed that MRI could measure the desired abdominal circumferences and volumes, although it was less precise than the laser-guided tape measure procedure even in this highly controlled setting. Study VAL-CL-13 did not address the suitability of MRI as a measure of change over time in a multi-center clinical trial setting. Instead, we assessed MRI as a measure of change over time in a multi-center clinical trial setting as part of the RESET trial. A number of these physical measures were evaluated by us in the RESET trial, including skin-fold thickness calipers, laser-guided manual tape measure and MRI. We used MRI as an assessment in 226 of the 513 patients enrolled in the RESET trial. Despite rigorous standardization of all procedures and protocols, we found MRI to be highly variable as a measure of change in abdominal volumes and circumferences in the treatment area due to both identified and unidentified sources of variability. Furthermore, the measured changes from baseline to End-of-Study in abdominal volumes and circumferences were not different from zero, or no change, in any treatment group, suggesting that abdominal MRI lacks the sensitivity to detect change in a multi-center clinical trial setting. Moreover, the lack of observed changes with MRI was at odds with reductions in central abdominal bulging demonstrated using the patient assessment and clinician ratings and all of the other physical measurement tools deployed in the same study. Skin-pinch calipers as a means of estimating change in the thickness of abdominal subcutaneous fat at a consistent location within the treatment area was found to be directionally consistent with all other endpoints except MRI, less variable than MRI, but more variable than the laser-guided tape measure in RESET.”